Exhibit 99.2

Form 51-102F3

Material Change Report

Pursuant to Section 7.1 of National Instrument 51-102
“Continuous Disclosure Obligations”

Item 1	Name and Address of Company

Neovasc Inc. (“Neovasc”)
2135 – 13700 Mayfield Place
Richmond, BC V6V 2E4

Item 2	Date of Material Change

April 11, 2023.

Item 3	News Release

On April 11, 2023, a news release relating to the material change referred to herein was issued through Newsfile Corp. and a copy was subsequently filed on SEDAR and EDGAR

Item 4	Summary of Material Change

On April 11, 2023, Shockwave Medical, Inc. (“Shockwave”) completed its acquisition of Neovasc by way of a statutory plan of arrangement (the “Arrangement”). Pursuant to the Arrangement, Shockwave has acquired all of the outstanding common shares of Neovasc (the “Common Shares”) for US$27.25 per share in cash (the “Cash Portion”). Consideration for the purchased Common Shares has been paid to Computershare Investor Services Inc. as depositary under the Arrangement and will be provided to former shareholders of Neovasc (the “Shareholders”) as soon as reasonably practicable after the date hereof, in accordance with the terms of the arrangement agreement between Neovasc and Shockwave and subject to the ruling by the Israel Tax Authority issued in connection with the Arrangement (the “Withholding Tax Ruling”), as further described in the news release dated April 11, 2023. In addition, the Shareholders will also receive a potential deferred payment in the form of a non-tradeable contingent value right (together with the Cash Portion, the “Consideration”) entitling the Shareholders to receive up to an additional US$12.00 per Common Share in cash if certain regulatory milestones are achieved within specified timeframes.

Item 5	Full Description of Material Change

The Arrangement was approved by the Shareholders at a special meeting held on March 6, 2023. Final approval for the Arrangement was obtained from the Supreme Court of British Columbia on March 9, 2023.

As a result of the completion of the Arrangement, the Common Shares will be delisted from the Toronto Stock Exchange. Neovasc has also requested that the Nasdaq Stock Market LLC (“Nasdaq”) file a delisting application on Form 25 to report the delisting of the Common Shares of Neovasc from Nasdaq. An application will be made for Neovasc to cease to be a reporting issuer in the applicable Canadian jurisdictions as a result of completion of the Arrangement. Neovasc expects to terminate the registration of its Common Shares under the U.S. Securities Exchange Act of 1934, as amended, approximately 10 days after the closing of the Arrangement.

Pursuant to the Withholding Tax Ruling, in order to receive the Consideration free of withholding pursuant to the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”), Shareholders are required to make the Israeli Tax Certification, as further described in the news release dated April 11, 2023.

The “Israeli Tax Certification” will require that Shareholders certify that: (i) they are not (and from the date they purchased the Common Shares until the closing of the Arrangement, were not) a “resident of Israel” as defined under Section 1 of the Ordinance; (ii) the Common Shares held by such Shareholder were acquired on or after January 1, 2009, and to the extent the Common Shares were transferred to such Shareholder pursuant to a tax-free transfer (under Israeli law), which includes transactions such as gifts or inheritances, the transferor acquired the Common Shares on or after January 1, 2009; (iii) they did not acquire the Common Shares from a “relative” (as defined under Section 88 of the Ordinance) and the Common Shares were not subject to the provision of Part E2 of the Ordinance or Section 70 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963, which relate to tax-free reorganizations; (iv) the gain from the sale of the Common Shares is not derived through a permanent establishment they have in Israel; and (v) such Shareholder is the beneficial owner (directly or indirectly) of less than 5% of the Common Shares. In support of the Israeli Tax Certification, Shareholders will be required to upload to the online portal described in the news release dated April 11, 2023: (i) for Shareholders who are individuals, a copy of such Shareholder’s valid non-Israeli passport or a valid government-issued identification card or IRS Form W-9; and (ii) for Shareholders who will receive consideration in excess of US$300,000 but no more than US$500,000 or are Israeli citizens, a tax residency certificate from the applicable tax authority in such Shareholder’s country of residence or a withholding exemption certificate issued by the Israel Tax Authority.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

For further information, please contact:

Daniel K. Puckett

Phone: (510) 279-4262

Item 9	Date of Report

April 12, 2023.